UNITED STATES
SECURITIES AND EXCHANBaxter COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

05001406

January 13, 2005

Marla S. Persky
Acting General Counsel
Baxter International Inc.
One Baxter Parkway
Deerfield, IL 60015-4633

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-13-2005

Re: Baxter International Inc.
Incoming letter dated December 23, 2004

Dear Ms. Persky:

This is in response to your letter dated December 23, 2004 concerning the shareholder proposal submitted to Baxter International by William Steiner. We also have received letters on the proponent's behalf dated January 7, 2005 and January 11, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
JAN 1 4 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

PROCESSED
JAN 21 2005
THOMSON FINANCIAL

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

10456

Marla S. Persky
Acting General Counsel

Baxter International Inc.
One Baxter Parkway
Deerfield, Illinois 60015-4633

847-948-3440
Fax: 847-948-2450
marla_s_persky@baxter.com

Baxter

December 23, 2004

via Hand Delivery

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549-0505

RE: Baxter International Inc. - Omission of Stockholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

I am Acting General Counsel of Baxter International Inc., a Delaware corporation ("the Company"). I am writing pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with the Company's view that, for the reasons stated below, the stockholder proposal (the "Proposal") submitted by William Steiner, with John Chevedden as proxy (the "Proponent") may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2005 annual meeting of stockholders (the "2005 Annual Meeting").

Pursuant to Rule 14a-8(j)(2), the Company is enclosing six copies of each of the following: (i) this letter, (ii) a letter dated September 28, 2004 from the Proponent to the Company, with the Proposal attached thereto, and (iii) an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, the Company's Delaware counsel with respect to this matter (the "Delaware Counsel Opinion") in support of the Company's position. In accordance with Rule 14a-8(j)(1), a copy of this submission is being sent simultaneously to the Proponent.

I. The Proposal

The Proposal contains a resolution seeking to amend the Company's Bylaws to add a new section limiting executive compensation. The specific text of the resolution set forth in the Proposal is as follows:

> "RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:

> Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.
>
> For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as 'performance-based compensation' or as an 'incentive stock option' within the meaning of the Internal Revenue Code only if:
>
> (a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and
>
> (b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This resolution is followed by the Proponent's statement in support of the resolution. The full text of the Proposal is set forth in the Proponent's letter attached hereto.

The Company respectfully requests that the Staff concur with the Company's view that the Proposal may properly be omitted from the Proxy Materials because: (i) pursuant to Rule 14a-8(i)(2), implementation of the Proposal would cause the Company to violate state law, (ii) pursuant to Rule 14a-8(i)(6), the Company is unable to implement the Proposal, (iii) pursuant to Rule 14a-8(i)(3), the Proposal is impermissibly vague and indefinite and (iv) pursuant to Rule 14a-8(i)(7), the Proposal applies to general employee compensation; should the Staff not concur with this view, the Company believes that the Proposal requires revision pursuant to Rule 14a-8(i)(7), as discussed in detail below.

II. Bases for Excluding the Proposal

A. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(2) Because Implementation Would Cause the Company to Violate State Law.

Rule 14a-8(i)(2) provides that a company may omit a shareholder proposal and any statement in support thereof from its proxy statement and form of proxy "[i]f the proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject." The Company is incorporated under the laws of the

State of Delaware. For the reasons set forth below and in the Delaware Counsel Opinion, the Company believes that the Proposal would, if implemented, cause the Company to violate Delaware law.

The Proposal would require the Company to obtain approval of a "majority of the stockholders within one year preceding the payment of such compensation" in order for any of the Company's officers to "receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration" (emphasis added). This voting standard, also known as "per capita voting," would require the approval of the proposed compensation by a majority of the persons who own the Company's stock, without regard for the number of shares of stock owned by those persons.

Section 212(a) of the Delaware General Corporation Law (the "DGCL") states "[u]nless otherwise provided in the certificate of incorporation ..., each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder." Per capita voting's "one person, one vote" standard differs from the "one share, one vote" requirement in Section 212(a) of the DGCL. Per capita voting is authorized under Delaware case law only where expressly provided for under a company's certificate of incorporation. See Sagusa, Inc. v. Magellan Petroleum Corp., Civ. A. No. 12,977, 1993 Del. Ch. WL 512487 (Del. Ch. Dec. 1, 1993). The Company's Certificate of Incorporation does not authorize per capita voting. Furthermore, Section 3 of the Company's Bylaws provides that "[e]ach stockholder entitled to vote in accordance with the terms of the Certificate of Incorporation, these Bylaws or Delaware law shall, unless the Certificate of Incorporation or Delaware law otherwise provides, be entitled to one vote, in person or by proxy, for each share of stock entitled to vote held by such stockholder ...." Accordingly, the proposed bylaw mandates a voting standard that would violate Section 212(a) of the DGCL as well as conflict with the Company's Bylaws. For these reasons, the Proposal, if implemented, would cause the Company to violate Delaware law.[1] This conclusion and the discussion of Delaware law are supported by the Delaware Counsel Opinion.

B. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(6) Because the Company Lacks the Power to Implement the Proposal.

Rule 14a-8(i)(6) provides that a company may omit a shareholder proposal and any statement in support thereof from its proxy statement and form of proxy "[i]f the company would lack the power or authority to implement the proposal." The Company believes that the Proposal is excludable under Rule 14a-8(i)(6) because, as discussed in

1 Although the Proposal is precatory in that it "recommends" that the Company adopt the proposed bylaw amendment, even a precatory proposal is excludable if the action called for by the proposal would violate state, federal or foreign law. See Pennzoil Corporation (March 22, 1993); Badger Paper Mills, Inc. (March 15, 2000).

Section A above, if the Company were to adopt the proposed bylaw in the manner described in the Proposal, the proposed bylaw would be invalid under Delaware law. The Company is, therefore, without the power or authority to implement the Proposal.

In addition, as discussed in Section A above, the Proponent's apparent objective could be achieved only through amendment of the Company's Certificate of Incorporation to expressly authorize per capita voting. However, Section 242 of the DGCL requires the Company to obtain shareholder approval before amending the Certificate of Incorporation. Since the Company cannot guarantee that shareholders would approve any such amendment, the Company believes the Proposal is excludable under Rule 14a-8(i)(6) as beyond the Company's power to implement.

The Staff has concurred that similar proposals were excludable under Rule 14a-8(i)(6) where, for example, a company could not ensure that shareholders would take such action. See, e.g., H.J. Heinz Co. (June 14, 2004) (proposal urging the board to amend the bylaws to require that an independent director who has not served as an officer of the company serve as the Chairman of the Board excludable because "it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board"); AT&T Corp. (March 10, 2002) (proposal requesting adoption of an independent director bylaw, which would "apply to successor companies" excludable because "it does not appear to be within the board's power to ensure that all successor companies adopt a bylaw like that requested by the proposal"); General Electric Co. (February 4, 2002) (proposal recommending that the board increase independence and that the majority of directors on the board be independent excludable under Rule 14a-8(i)(6)); Putnam High Income Bond Fund (April 6, 2001) (proposal requesting a reduction in the investment advisory fee and capping fund reimbursements to the adviser excludable because the fund did not have "the unilateral power" to implement either requirement); PG&E Corporation (January 22, 2001) (proposal requesting a bylaw amendment requiring that directors on key committees meet certain criteria was beyond company's power to implement because company could not control who shareholders elected); The Southern Co. (February 23, 1995) (proposal requesting that the board of directors take steps to ensure ethical behavior by employees serving in the public sector excludable under the predecessor to Rule 14a-8(i)(6)). Because the Company similarly cannot guarantee that shareholders would approve any such amendment to its Certificate of Incorporation, the Company lacks the power or authority to implement the Proposal. Thus, the Proposal is excludable under Rule 14a-8(i)(6).

Moreover, the Proposal is excludable pursuant to Rule 14a-8(i)(6) since it is vague and ambiguous, with the result that a company "would lack the power to implement" the Proposal. A company "lacks[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." International Business Machines Corp. (January 14, 1992). As discussed in Section C below, the Proposal contains so many ambiguities that it would be impossible for the Company to implement it. The Proposal refers to the "limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration," but the supporting statements provide conflicting advice as to the "limits" to be imposed. Thus, it is unclear what the Company would ask its shareholders to approve if the "limits" were to be exceeded. Because it would be impossible for the Company to determine what action should be taken under the Proposal, the Proposal also may be excluded from the Proxy Materials under Rule 14a-8(i)(6).

C. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(3) Because It Is Vague and Indefinite.

Rule 14a-8(i)(3) provides that a company may omit a shareholder proposal and any statement in support thereof from its proxy statement and form of proxy "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Company believes that the Proposal is so vague and indefinite that it violates the Rule 14a-9 prohibition on materially false and misleading statements.

The Staff has consistently taken the position that vague or indefinite shareholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004); see also Philadelphia Electric Co. (July 30, 1992); Proctor & Gamble Co. (October 25, 2002). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." Fuqua Industries, Inc. (March 12, 1991).

The Staff has applied this long line of precedent to shareholder proposals concerning executive compensation and on many occasions concurred with the exclusion of such proposals under Rule 14a-8(i)(3) where aspects of the proposals created ambiguities that resulted in the proposals being vague or indefinite. See, e.g., Safescript Pharmacies, Inc. (February 27, 2004) (proposal requesting that stock options be "expensed in accordance with FASB guidelines" where FASB permits two methods of expensing stock-based compensation); Woodward Governor Co. (November 26, 2003) (proposal requesting that "compensation" for the "executives in the upper management (that being plant managers to board members)" be based on stock growth); Pfizer Inc. (February 18, 2003) (proposal requesting that the board make all stock options to management and the board of directors at no less than the "highest stock price"); General Electric Co. (February 5, 2003) (proposal requesting board to seek shareholder approval "for all compensation for Senior Executives and Board members not to exceed more than

25 times the average wage of hourly working employees"); General Electric Co. (January 23, 2003) (proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors").

The Proposal is replete with imprecise language, ambiguities and internal inconsistencies, rendering the Proposal vague and misleading in violation of Rule 14a-9. As explained in detail below, the Proposal is inherently vague and misleading in four primary respects:

1. It is unclear what items of compensation the Proposal applies to.

2. The scope of the Proposal's shareholder approval provision is unclear.

3. It is unclear how votes would be counted in determining compliance with the shareholder approval requirement set forth in the Proposal.

4. The Proposal contains conflicting and ambiguous statements with respect to its operation and interaction with the Internal Revenue Code (the "Code").

1. It is Unclear What Items of Compensation the Proposal Applies to.

The Proposal is directed at "annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration" (emphasis added). The reference to "annual compensation" in the proposed bylaw text is vague and indefinite. The term "annual compensation" is not defined in the Proposal. Shareholders are familiar with the term because it is the required heading for three columns in the Summary Compensation Table in Item 402(b) of Regulation S-K (Salary, Bonus and Other Annual Compensation), and thus may understand the Proposal to address only these three forms of compensation. However, there is no indication that the Proponent intends this meaning of "annual compensation" to apply. In fact, the proposed bylaw text specifically applies to stock options and to long-term incentive compensation, both of which are outside of the definition of "annual compensation" in Item 402 of Regulation S-K.

The scope of the term "annual compensation" also is not clarified under the Code. As addressed further below, the Proposal seems to implicate the provisions of Code Section 162(m), which imposes a $1 million limit on the deductibility of compensation that is not "performance-based." However, the term "annual compensation" is not used in Section 162(m),[2] nor is it defined elsewhere in the Code or the implementing regulations.

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[2] Instead, Section 162(m) references "employee remuneration," which is defined as "the aggregate amount allowable as a deduction under this chapter for such taxable year (determined without regard to this subsection) for remuneration for services performed by such employee (whether or not during the

In the absence of a clear standard under either the Proposal or relevant authority, neither shareholders considering the Proposal nor the Company, if it were to seek to implement the Proposal, would know what compensation it addresses. The Proposal's reference to "annual compensation" is similar to the reference in a proposal submitted to PepsiCo, Inc. requesting that "the Top Salary be 'capped' at $1,000.000.00 to include bonus, perks, [and] stock options, and that this be pro-rated each year." PepsiCo, Inc. (February 18, 2003). The Staff granted no-action relief to PepsiCo under Rule 14a-8(i)(3) where PepsiCo asserted that the reference to salary to be "capped" was a vague and indefinite term since PepsiCo and its shareholders would not know whether it referenced "an annual salary cap or an aggregate $1,000,000 lifetime salary limitation." Id.; see also Safescript Pharmacies, Inc. (February 27, 2004) (proposal requesting that stock options be "expensed in accordance with FASB guidelines" where FASB permits two methods of expensing stock-based compensation); Woodward Governor Co. (November 26, 2003) (supporting statements provided contradictory interpretations of "compensation" by providing a fixed formula for all compensation and also suggesting that only the option portions of "compensation" were implicated). Similarly, the Proposal's reference to "annual compensation" would be subject to multiple definitions and neither the Company nor its shareholders would know which definition to apply. Accordingly, the Proposal's reference to "annual compensation" renders the Proposal vague and indefinite.

2. *The Scope of the Proposal's Shareholder Approval Provision is Unclear.*

The Proposal's references to obtaining shareholder approval are similarly vague and indefinite as it is unclear what the Company would be required to ask its shareholders to approve before the prescribed "limits" could be exceeded. The Proposal requires shareholder approval before the Company could "pay" certain compensation. This standard provides no guidance as to when shareholders are to approve an arrangement. For example, with respect to stock options, it is unclear whether shareholder approval is required within one year prior to the grant of an option or within one year prior to its exercise. Additionally, it is unclear when incentive bonuses with multi-year targets would have to be approved by shareholders—it could be the year the targets are established, each year as the bonuses "vest," or the year in which the bonus is actually paid.

In contrast, the last paragraph of the supporting statement expresses the Proponent's belief that "it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible

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taxable year)," certain commission-based remuneration and qualifying "remuneration payable solely on account of the attainment of one or more performance goals."

under federal income taxes." This suggests that the Proposal intends for the Company to satisfy the shareholder approval requirement by asking shareholders to approve in advance certain types of compensation under the Company's executive compensation plans rather than compensation for specific officers. See, e.g., General Electric Co. (February 5, 2003) (finding a proposal excludable as vague and indefinite where the proposal failed to describe what the company's shareholders would be asked to approve if the levels of executive compensation exceeded the prescribed threshold). For these reasons, the Proposal's shareholder approval provision is vague and indefinite for purposes of Rule 14a-8(i)(3).

3. *The Proposal is Unclear How Votes Would Be Counted in Determining Compliance with the Shareholder Approval Requirement.*

As discussed in Section A above, the Proposal would prohibit the Company from paying to its officers compensation in excess of certain amounts without advance approval by a "vote of the majority of the stockholders." As discussed in Section A above, this voting standard appears to impose a per capita voting requirement with respect to compensation subject to the Proposal, but also is susceptible to various other interpretations. To the extent that the voting standard set forth in the Proposal may be subject to different interpretations, it is vague and indefinite for purposes of Rule 14a-8(i)(3) because neither the Company's shareholders nor the Company would be able to determine, with any reasonable certainty, what constitutes "approval by a vote of the majority of the stockholders" for purposes of compliance with the Proposal's shareholder approval requirement.

4. *The Proposal Contains Conflicting and Ambiguous Statements With Respect to its Operation and Interaction with the Internal Revenue Code.*

The Proposal seeks to prohibit the Company from compensating any officer "in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration" without first obtaining shareholder consent, but sets forth exceptions and qualifications to this prohibition. While not explicitly stated in the Proposal, the references in the supporting statements to the Code indicate that the Proposal primarily addresses the limitations on deductible compensation set forth in Section 162(m) of the Code.[3]

Section 162(m) establishes a $1 million limitation on the deductibility of compensation earned by certain executive officers, other than compensation that satisfies

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3 Another provision of the Code that limits the deductibility of compensation is Section 280G, which denies a deduction for certain "excess parachute payments," as defined in the Code and applicable regulations. That provision appears not to be relevant to the Proposal.

the Code's standard for "performance-based compensation."[4] Under Section 162(m) and the applicable regulations, compensation qualifies as "performance-based compensation" that is not subject to a limitation on deductibility if, among other things: (i) it is established pursuant to an objectively determinable performance standard (subject to "negative discretion"); (ii) it is awarded by, and satisfaction of the performance standard is confirmed by, a committee of outside directors; and (iii) the performance criteria were approved by shareholders. Thus, if the "performance-based compensation" standards of Section 162(m) are satisfied, the performance-based compensation is deductible regardless of whether other, non-performance-based compensation taxable to the executive in a year exceeds $1 million.

The Proposal is inherently misleading because it contains conflicting or ambiguous statements as to how the standards and conditions contained in the Proposal would interact with the Code. Specifically, the first paragraph of the Proposal provides that "no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation." This portion of the proposed bylaw language suggests that, if compensation is deductible under Section 162(m), such compensation is not affected by the Proposal. However, the Proposal's second paragraph states that "[f]or purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as 'performance-based compensation' or as an 'incentive stock option' within the meaning of the Internal Revenue Code <u>only if</u>" (emphasis added) the compensation satisfies certain criteria that are different from the criteria for "performance-based compensation" under Section 162(m).[5] Thus, it is unclear whether the second paragraph of the proposed bylaw language (i) imposes conditions that must be satisfied with respect to compensation that does <u>not</u> meet the Section 162(m) definition of "performance-based compensation," or (ii) instead, sets forth additional conditions that must be satisfied with respect to <u>any</u> compensation in excess of $1 million in order to be payable under the proposed bylaw provision.

The difference between these two possible interpretations is significant. For example, if an executive who receives $1 million in salary (which is not "performance-based compensation" under either Section 162(m) or the proposed bylaw's standard) is to exercise a stock option granted under a shareholder-approved plan administered by "outside directors," that stock option would not be affected under the

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4 Section 162(m) also enumerates certain other types of compensation that are excluded from the deductibility limitation.

5 These additional criteria, which are set forth in subparts (a) and (b) of the Proposal, relate to certain disclosures for performance-based compensation and expensing incentive stock options. These criteria are not contained in Section 162(m) or elsewhere in the Internal Revenue Code.

first reading of the Proposal's bylaw language described above, since it would be deductible as performance-based compensation under Section 162(m). However, under the alternative reading of the Proposal, that stock option exercise could not occur unless the option also satisfied the conditions set forth in the Proposal.

The supporting statements in the Proposal fail to clarify this material ambiguity. For example, in one paragraph the statement acknowledges that the Code imposes a $1 million limit on the deductibility of compensation but that the Code provides an exception for "performance-based compensation." However, the next paragraph states that a company would be able to pay "'performance-based compensation' in excess of the deductibility limit" only if the conditions set forth in the second paragraph of the proposed bylaw language were satisfied. It is not clear to either shareholders considering the Proposal, or the Company, if it were to seek to implement the Proposal, whether the reference to "the deductibility limit" refers to any compensation in excess of $1 million, or only that compensation that does not satisfy the Section 162(m) standard for deductibility. Similarly, it is not clear whether the supporting statement's references to "performance-based compensation" refer to the Section 162(m) standard or the standard set forth in the Proposal.

This ambiguity also creates uncertainty as to how the Proposal's bylaw language operates with respect to executives that are not subject to the Section 162(m) limitation on deductibility. Section 162(m) applies only to the chief executive officer and the next four most highly paid executives (as determined under the Commission's proxy rules based upon annual compensation), but only if those individuals remained employed with the company as of the end of its fiscal year, whereas the Proposal would apply to all "officers."[6] Thus, it is unclear whether the Proposal means that compensation in excess of $1 million can be paid to an executive officer who is not subject to Section 162(m)'s limitation on deductible compensation without condition (since any compensation in excess of $1 million paid to such an executive is deductible), or whether such compensation can be paid only if one of the conditions set forth in the proposed bylaw language is satisfied (*i.e.*, shareholder approval during the year before amounts are paid, or satisfaction of the exclusions set forth in the second paragraph of the proposed bylaw language).

Finally, the Proposal is vague and misleading because the proposed bylaw text is internally inconsistent. The first paragraph expressly states that "the <u>only</u> exception" to its limitation is "interference with un-removable contractual obligations prior to this proposal." And yet, the second paragraph of the proposed bylaw text contains additional exceptions for excluding compensation from the limit set forth in the first paragraph.

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[6] Because Section 162(m) applies only to executives employed as of fiscal year-end, it differs from the Commission's rules on who is included in the Summary Compensation Table.

Each of these conflicts, ambiguities and inconsistencies means that the proposed bylaw text could be read by different persons as having different effects. Neither shareholders considering the Proposal, nor the Company if it were to implement the Proposal, would know which interpretation the proposed bylaw language intended. Past Staff no-action letters support the Company's contention that such widely varying results render the Proposal vague and indefinite under Rule 14a-8(i)(3). For example, in Otter Tail Corporation (January 12, 2004), the Staff concurred that a proposal requesting that future executive salary and stock option plans be changed to "limit" any benefits for either salary or stock options for five years could be excluded under Rule 14a-8(i)(3) because the language of the proposal was so vague that the shareholders would be unable to determine either the meaning of the proposal or the consequences of its implementation. Just as the Otter Tail proposal was vague because it provided no guidance on the referenced "limit," the Proposal is similarly vague because it contains conflicting statements as to what compensation is subject to its limitations.

5. *Accordingly, the Proposal Is Excludable under Rule 14a-8(i)(3).*

Given these ambiguities, it is unclear what actions any shareholders voting for the Proposal would expect the Company to take and what actions the Company would be required to take if the Proposal were adopted. Thus, the Proposal is excludable under Rule 14a-8(i)(3) as misleading "because any action(s) ultimately taken by [the company] upon implementation of the proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal." Occidental Petroleum Corp. (February 11, 1991); see also Dyer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). As a result of these vague and indefinite provisions in the Proposal and the Company's inability to determine with any reasonable certainty what actions to take, the Proposal is excludable under Rule 14a-8(i)(3).

D. The Proposal May Be Omitted, Unless Revised, Pursuant to Rule 14a-8(i)(7) Because the Proposal Applies to General Employee Compensation.

Rule 14a-8(i)(7) provides that a company may omit a shareholder proposal and any statement in support thereof from its proxy statement and form of proxy "[i]f the proposal deals with a matter relating to the company's ordinary business operations." The purpose of Rule 14a-8(i)(7) is to allow companies to exclude shareholder proposals that deal with ordinary business on which shareholders, as a group, "would not be qualified to make an informed judgment on, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." See Exchange Act Release No. 34-12999 (November 22, 1976). The Staff has consistently taken the position that shareholder proposals relating to general employee compensation issues, as distinguished from proposals addressing the compensation of senior executives and directors, fall within a company's ordinary business operations and are, therefore, excludable under Rule 14a-8(i)(7). See, e.g., El Paso Energy (March 8, 2001) (proposal requiring limits on the compensation of "any corporate officer" excludable unless revised).

The Proposal's subject matter relates to general compensation matters fundamental to management's ability to run the Company effectively because the Proposal is not limited to senior executive officers but instead states that "no officer of the Corporation" shall receive annual compensation beyond the limits set forth in the Proposal (emphasis added). The Proposal fails to adequately specify who is included in the term. Accordingly, the Proposal would restrict the Company's ability to determine the levels of compensation paid to officers generally. By referencing all the Company's officers, the Proposal applies to more than 325 employees. The type and amount of compensation paid to officers requires an intimate understanding of the Company's business, competitive position, prospects and numerous other factors, including the particular duties of individual employees and their present and potential contributions to the success of the Company, which shareholders generally do not possess. Because the factors that are considered in determining compensation are unlikely to be within the knowledge of the shareholders, the level and form of such compensation should appropriately be left, as an ordinary business matter, to the Company's management and Board of Directors. For these reasons, the Company believes the Proposal may properly be excluded under Rule 14a-8(i)(7).

We acknowledge the statement in Staff Legal Bulletin No. 14 that "[i]f it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation, we may permit the shareholder to make this clarification." See also SBC Communications, Inc. (February 5, 2003) (proposal requesting limits on the compensation of "members of corporate management" excludable unless revised); Mirant Corp. (January 28, 2003) (proposal requiring limits on the compensation of "executives" excludable unless revised); American Express Co. (January 16, 2003) (proposal requesting limits on the compensation of "higher management" excludable unless revised); Phillips Petroleum Co. (March 13, 2002) (proposal requesting an increase in the salaries of the "Chairman and other officers" excludable unless revised); Milacron Inc. (January 24, 2001) (proposal requesting limits on the compensation of "all [o]fficers and top management" excludable unless revised). Accordingly, we request the Staff's concurrence that the Company may omit the Proposal from the Proxy Materials under Rule 14a-8(i)(7), unless the Proponent revises the Proposal to apply only to the Company's executive officers, because the Proposal implicates the Company's ordinary business operations.

III. Conclusion

For the reasons set forth above and based on the authorities cited herein, we respectfully request that the Staff concur with the Company's view that it may properly omit the Proposal. Should the Staff disagree with the Company's conclusions regarding the omission of the Proposal from the Proxy Materials, or should any additional information be desired in support of the Company's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If you should have any questions or require any further information regarding this matter, please contact the undersigned at (847) 948-3440.

Thank you for your prompt attention to this matter.

Very truly yours,

Marla S. Persky

cc: John Chevedden

Enclosures

Enc

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. Robert L. Parkinson
Baxter International Inc. (BAX)
One Baxter Pkwy
Deerfield IL 60015

Dear Mr. Parkinson,

This Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This proposal is respectfully submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

William Steiner 9/28/04
William Steiner Date

cc: Jan Stern Reed, Corporate Secretary
PH: 847 948-2000
FX: 847 948-3948, -4857

3 – Subject Non-Deductible Executive Compensation to Shareholder Vote

RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:
"Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

Under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38% yes-vote as a more challenging binding proposal at the MONY 2003 annual meeting. The 38% yes-vote was more impressive because:

1) This was the first time this proposal was ever voted.
2) The proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

Subject Non-Deductible Executive Compensation to Shareholder Vote
Yes on 3

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

EXHIBIT A

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
ONE RODNEY SQUARE
P.O. BOX 636
WILMINGTON, DELAWARE 19899-0636

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December 23, 2004

Baxter International Inc.
One Baxter Parkway
Deerfield, IL 60015-4633

RE: Stockholder Proposal Submitted by William Steiner

Ladies and Gentlemen:

You have requested our opinion as to whether the stockholder proposal (the "Proposal") submitted to Baxter International Inc., a Delaware corporation (the "Company"), by William Steiner, with John Chevedden as proxy (the "Proponent") would, if implemented, violate the provisions of the Delaware General Corporation Law (the "DGCL").

We have reviewed copies of the Proponent's letter to the Company, dated September 28, 2004, and the Proposal and supporting statement which accompanied such letter. We also have reviewed copies of the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation"), and Bylaws, each as currently in effect, and such other documents as we deemed necessary or appropriate as a basis for the opinion expressed herein. We have assumed the conformity to the original documents of all documents submitted to us as copies and the authenticity of the originals of such copies.

I. The Proposal

The Proponent has submitted to the Company a Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, which specifically relates to limits on executive compensation. The text of the Proposal is as follows:

> "RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:
>
> Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.
>
> For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as 'performance-based compensation' or as an 'incentive stock option' within the meaning of the Internal Revenue Code only if:
>
> (a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and
>
> (b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

The Proposal was accompanied by a statement of the Proponent in support thereof (the "Supporting Statement"). Copies of the Proposal and the Supporting Statement are attached as Exhibit A.

Members of our firm are admitted to the bar of the State of Delaware, and we do not express any opinion as to the laws of any other jurisdiction.

II. Analysis of Invalidity of the Proposal

In our opinion, the Proposal, if implemented, would cause the Company to violate Delaware law, specifically Section 212(a) of the DGCL, because the proposed bylaw amendment requiring approval by "a vote of the majority of the stockholders" (a "per capita" voting standard) would be invalid without the express authorization of a per capita voting standard in the Certificate of Incorporation.

Section 212 of the DGCL addresses the voting rights of stockholders. Paragraph (a), in particular states:

> "Unless otherwise provided in the certificate of incorporation . . ., each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder."

8 Del. C. § 212(a) (2004) (emphasis added). Thus, a company is governed by the "one share, one vote" standard prescribed in Section 212(a) of the DGCL, unless a provision in the certificate of incorporation states otherwise. Consequently, to be valid, any variance from the "one share, one vote" standard must be set forth in the certificate of incorporation.

Section 212(a) of the DGCL does not permit companies to deviate from the "one share, one vote" standard through an amendment to the company's bylaws. The Delaware Supreme Court has made clear that under Section 212(a), "voting rights of stockholders may be varied from the 'one share-one vote' standard by the certificate of incorporation." Providence & Worcester Co. v. Baker, 378 A.2d 121, 123 (Del. 1977) (emphasis added). Indeed, more than one hundred years ago, the Delaware legislature specifically amended an earlier version of Section 212 to eliminate a provision that permitted shareholders to alter voting power through the adoption or amendment of bylaws.

In 1883, Delaware law provided that voting rights would be governed by the bylaws. See Providence & Worcester, 378 A.2d at 123; see also 1 Folk on the Delaware General Corporation Law § 212.2 (Rodman Ward, Jr. et al. eds., 4th ed. 2003-1 Supp.) ("Although an early version of the statute allowed voting restrictions or limitations to be imposed by by-law provision, the statute now recognizes only a certificate provision."). Specifically, the earlier version of Section 212(a) provided that "a shareholder was entitled to one vote for each share '[u]nless otherwise provided in the charter, certificate or by-laws of the Corporation.'" Giuricich v. Emtrol Corp., 449 A.2d 232, 239 n.14 (Del. 1982) (emphasis in original) (citing Ernest L. Folk, III, The Delaware General Corporation Law: A Commentary and Analysis 209 (1st ed. 1972)). In 1897, the statute was changed so that "a stockholder may no longer be deprived of his voting rights by a mere change in the bylaws." Id. Thus, Delaware courts have since held that any bylaw attempting to alter voting rights, contrary to the certificate of incorporation, is void. See Brooks v. State, 79 A.790 (Del. 1911) (holding that a bylaw that attempts to alter voting power of stock is void).

The Proposal would require the Company to obtain approval of a "majority of the stockholders" in order for any of the Company's officers to receive certain levels of compensation. Absent any indication in the Proposal to the contrary, "a majority of the stockholders" contemplates a per capita voting system. We have reviewed the Certificate of Incorporation and it does not contain any provision purporting to authorize per capita voting. Furthermore, Section 3 of the

Company's Bylaws provides that "[e]ach stockholder entitled to vote in accordance with the terms of the Certificate of Incorporation, these Bylaws or Delaware law shall, unless the Certificate of Incorporation or Delaware law otherwise provides, be entitled to one vote, in person or by proxy, for each share of stock entitled to vote held by such stockholder ...." Without express authorization in the Certificate of Incorporation, the Company is required by Delaware law to adhere to the "one share, one vote" standard mandated under Section 212(a) of the DGCL. Therefore, the proposed bylaw amendment requiring per capita voting would violate Section 212(a) and the Proposal would, if implemented, violate Delaware law.

III. Conclusion

Based upon and subject to the foregoing, it is our opinion that the proposed bylaw amendment requiring a "majority of the stockholders" to approve certain officer compensation is invalid and the Proposal would therefore, if implemented, violate the requirements of Section 212(a) of the DGCL.

This letter is furnished only to you and is solely for your benefit in connection with the Proposal and, except as set forth in the next sentence, is not to be used, circulated, quoted or otherwise referred to for any other purpose or relied upon by, or assigned to, any other person for any purpose without our express prior written consent. We hereby consent to your furnishing a copy of this opinion to the Staff of the Securities and Exchange Commission in connection with a no-action request with respect to the Proposal.

Very truly yours,

Skadden, Arps, Slate, Meagher & Flom LLP

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. Robert L. Parkinson
Baxter International Inc. (BAX)
One Baxter Pkwy
Deerfield IL 60015

Dear Mr. Parkinson,

This Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This proposal is respectfully submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

William Steiner ——— 9/28/04
William Steiner ——— Date

cc: Jan Stern Reed, Corporate Secretary
PH: 847 948-2000
FX: 847 948-3948, -4837

3 – Subject Non-Deductible Executive Compensation to Shareholder Vote

RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:

"Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

Under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38% yes-vote as a more challenging binding proposal at the MONY 2003 annual meeting. The 38% yes-vote was more impressive because:

1) This was the first time this proposal was ever voted.
2) The proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

Subject Non-Deductible Executive Compensation to Shareholder Vote
Yes on 3

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 7, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Baxter International Inc. (BAX)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Executive Pay Topic
Proponent: William Steiner

Ladies and Gentlemen:

To facilitate proposal acceptance this shareholder proposal was drafted based on the text of the proposal in The MONY Group Inc. (February 18, 2003) which had already been decided by the Office of Chief Counsel. The text of the Staff Reply Letter follows:

[STAFF REPLY LETTER]

February 18, 2003

Response of the Office of Chief Counsel Division of Corporation Finance

Re: The MONY Group Inc.

Incoming letter dated December 26, 2002

The proposal would amend MONY's by-laws to limit any officer from receiving annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee enumeration, without approval by a majority of the stockholders within one year preceding the payment of such compensation.

We are unable to concur in your view that MONY may exclude the proposal under rule 14a-8(b). Accordingly, we do not believe that MONY may omit the proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to conclude that MONY has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that MONY may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

Sincerely,

/s/

Alex Shukhman

Attorney-Advisor

We believe that the MONY precedent should be upheld and that the company no action request not be concurred with.

Additionally there are a number of defects in the company no action request such as:

It is not believed valid that the company place great reliance "Item 402 of Regulation S-K" unless the company can support that a substantial percentage of shareholders would claim that their primary understanding of "annual compensation" is based on their analysis of "Item 402 of Regulation S-K." Contrary to the purported company analogy there is no text in this proposal similar to a "Top Salary" being "capped."

The company does not claim that shareholders are unfamiliar with the concept of "annual compensation" in spite of the fact that companies have devised a vast number of complex formulas to calculate "annual compensation."

Obfuscation of Pay Issue

According to "Pay without Performance, the Unfulfilled Promise of Executive Compensation," 2004, by Lucian Bebchuk, Professor of Law and Jesse Fried, Professor of Law, page 21:

"Indeed it its worth noting that although star athletes are highly paid, some more than the average S&P 500 CEO, their compensation arrangements lack the features of executive pay arrangements that managerial influence produces. After the compensation packages of star athletes are negotiated, clubs have little reason to try to camouflage the amount of pay and to channel pay through arrangements designed to make the pay less visible. While athletes are paid generously during the period of their contracts, clubs generally do not provide them with a large amount of compensation in the form of postretirement perks and payments. Clubs also generally do not provide athletes with complex deferred-compensation arrangements that serve to obscure total pay. And when clubs get rid of players, they do not provide athletes with large gratuitous payments in addition to the players' contractually entitled payouts. As we shall see, however, these are all common practices in the area of executive compensation. Executive are not like star athletes."

Also according to "Pay without Performance, the Unfulfilled Promise of Executive Compensation," page 67:

"That gives you an idea of the nature of the disclosures [in the executive compensation section]: it was legalistic, turgid, and opaque; the numbers were buried somewhere in the fourteen pages. Someone once gave a series of institutional investor analysts a proxy statement and asked them to compute the compensation received by the executive covered in the proxy statement. No two analysts came up with the same number. The numbers that were calculated varied widely."

I believe this proposal is consistent with SLB No. 14A, particularly with the following text:

* We do not agree with the view of companies that they may exclude proposals that concern only senior executive and director compensation in reliance on rule 14a-8(i)(7).5

The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."6 The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."7

We believe that the public debate regarding shareholder approval of equity compensation plans has become significant in recent months. Consequently, in view of the widespread public debate regarding shareholder approval of equity compensation plans and consistent with our historical analysis of the "ordinary business" exclusion, we are modifying our treatment of proposals relating to this topic.8

I believe this proposal raises public policy issues so significant that it would be appropriate for a shareholder vote. Furthermore the company has not shown that shareholders would not understand the principle of this proposal – to subject high levels of executive pay to shareholder vote.

The company is implicitly arguing that since companies fail to make executive pay as transparent and quantifiable as that of other highly paid employees, such as star athletes, that companies should be able to exploit their obfuscation of pay and use it as a grounds to exclude shareholder proposals on executive pay.

The no action process makes it abundantly clear that companies have access to corporation law experts who claim to be capable of making sense of text that would be obscure to the small shareholders.

Contrary to the company argument, rule 14a-8(i)(6) does not contain the word "guarantee." Significantly the company fails to claim that the company is completely powerless to implement the proposal. The company more than likely has the power to implement the proposal in terms of obtaining the required number of votes – especially if the company sponsors the proposal in its proxy materials, recommends a yes-vote and solicits shares that are slow in casting ballots.

The company argument is incomplete because it does not even address the fact that the company clearly has the power to seek the required shareholder vote at more than one annual meeting. The company does not claim that the proposal has a time limit.

The company gives no past example of its purported powerlessness in obtaining shareholder votes for its own ballot items. The company failed to name a single company ballot item in the past decade on which the required shareholder vote was not obtained for the company's own ballot items.

The company does not address its power to amend its certificate of incorporation and the great persuasive power the company has by recommending shareholders approve a company ballot item.

There is an analogy to professional football in regard to the company's power to implement. All NFL football teams have the power to make a touchdown. That does not mean that a team can "guarantee" that it will make a touchdown in a given game. And the fact that no team can guarantee that it will make a touchdown during a given game does not mean that any NFL team lacks the power to make a touchdown.

The company does not address whether "majority of the stockholders" is commonly used by the management of companies interchangeably to mean majority vote or one share, one vote.

The company apparently seeks a clarification under rule 14a-8(i)(7). This is not believed necessary but we would be glad to accommodate.

For these reasons it is respectfully requested that concurrence not be granted to the company and that the MONY precedent should be upheld.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,

John Chevedden

cc:
William Steiner
Marla Persky

3 – Subject Non-Deductible Executive Compensation to Shareholder Vote

RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:
"Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

Under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38% yes-vote as a more challenging binding proposal at the MONY 2003 annual meeting. The 38% yes-vote was more impressive because:

1) This was the first time this proposal was ever voted.
2) The proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

Subject Non-Deductible Executive Compensation to Shareholder Vote
Yes on 3

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
FX: 202-942-9525

January 11, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Baxter International Inc. (BAX)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Executive Pay Topic
Proponent: William Steiner

Ladies and Gentlemen:

This is a supplement to the January 7, 2004 Shareholder Position Letter.

The company does not address whether "majority of the stockholders" is commonly used by the management of companies and corporate governance academia interchangeably to mean majority vote or one share, one vote.

Additional text at the beginning of the proposal makes it clear in calling for "shareholder approval." "Shareholder approval" is consistent with one share, one vote:
"This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing *shareholder approval*."

In the alternative SLB No. 14 allows shareholders under limited circumstances to revise their proposals and we would be glad to do so:

5. When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?

We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements.

There is an analogy to professional football in regard to the company's power to implement. All NFL football teams have the power to make a touchdown. That does not mean that a team can "guarantee" that it will make a touchdown in a given game. And the fact that no team can guarantee that it will make a touchdown during a given game does not mean that any NFL team lacks the power to make a touchdown.

The following quote is in regard to the company claim that its position should be favored because of the complex structure of executive compensation.

"One of the great, as-yet-unsolved problems in the country today is executive compensation and how it its determined."

SEC Chairman William Donaldson, 2003

From "Pay without Performance, the Unfulfilled Promise of Executive Compensation," 2004, by Lucian Bebchuk, Professor of Law and Jesse Fried, Professor of Law. The quote is from the beginning of Chapter 15, Improving Executive Compensation.

The following headline, sub-headline and text is from the January 9, 2005 issue of the Los Angeles Times:

"SEC Chief Bent On Reform

"▪ William H. Donaldson says he is taking aim at executive pay and fund trading abuses in 2005.

"Despite friction with business lobbyists, it appears that the SEC chairman will continue as Washington's top cop for the investment world, pursuing an aggressive 2005 agenda that will take aim at issues including executive pay and the mechanics of stock trading.

In an interview, Donaldson …"

Reference:
http://www.latimes.com/business/la-fi-sec9jan09,0,6106173.story?coll=la-home-business

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,

John Chevedden

cc:
William Steiner
Marla Persky

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 13, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Baxter International Inc.
Incoming letter dated December 23, 2004

The proposal recommends that Baxter International amend its bylaws so that no officer may receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of "the majority of the stockholders," subject to the conditions and exceptions contained in the proposal.

There appears to be some basis for your view that Baxter International may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause Baxter International to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Baxter International omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Baxter International relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel